Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

Almaden Minerals Ltd.

For the three and nine months ended September 30, 2015
(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Almaden Minerals Ltd. for the three and nine months ended September 30, 2015 have been prepared by the management of the Company and approved by the Company's Audit Committee and the Company's Board of Directors.

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the consolidated interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by CPA Canada for a review of the condensed consolidated interim financial statements by an entity's auditor.

Almaden Minerals Ltd.
Condensed consolidated interim statements of financial position
(Unaudited - Expressed in Canadian dollars)
	September 30,	December 31,
	2015	2014
	(Note 2)
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 15)	4,583,410	8,172,598
Accounts receivable and prepaid expenses (Note 5)	318,421	413,880
Marketable securities (Note 6)	-	853,123
Inventory (Note 7)	-	274,768
	4,901,831	9,714,369

Non-current assets
Investment in associate (Note 8)	-	2,675,000
Reclamation deposit	-	34,548
Contingent shares receivable (Note 9)	-	69,600
Property, plant and equipment (Note 10)	139,145	880,371
Exploration and evaluation assets (Note 11)	29,906,442	28,644,758
	30,045,587	32,304,277
TOTAL ASSETS	34,947,418	42,018,646

LIABILITIES
Current liabilities
Trade and other payables	598,586	542,578
	598,586	542,578

Non-current liabilities
Deferred income tax liability	1,839,482	1,839,482
Total Liabilities	2,438,068	2,382,060

EQUITY
Share capital (Note 2 & 12)	80,426,871	87,083,931
Reserves (Note 12)	11,579,958	11,005,757
Deficit	(59,497,479)	(58,453,102)
Total Equity	32,509,350	39,636,586
TOTAL EQUITY AND LIABILITIES	34,947,418	42,018,646
Commitments (Note 16)

These unaudited condensed consolidated financial statements are authorized for issue by the Board of Directors on November 13, 2015
They are signed on the Company's behalf by:

/s/Duane Poliquin	/s/ Mark T. Brown
Director	Director

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of income (loss) and comprehensive income (loss)
(Unaudited - Expressed in Canadian dollars)
			Three months ended				Nine months ended
			September 30,				September 30,
	2015		2014		2015		2014
	$		$		$		$
Revenue
Interest income		14,296		25,198		64,330	140,948
Other income		68,085		15,100		116,804	78,036
		82,381		40,298		181,134	218,984
Expenses
Impairment of exploration and evaluation assets		19,111		61,981		108,174	103,097
General and administrative expenses (Note 20)		791,742		569,641		2,182,328	1,697,158
Income on exploration and evaluation assets		-		(13,451)		-	(55,111)
General exploration expenses		137,437		138,023		405,432	443,248
Share-based payments		289,000		193,500		731,500	505,800
		1,237,290		949,694		3,427,434	2,694,192
Operating loss		(1,154,909)		(909,396)		(3,246,300)	(2,475,208)

Other income (loss)
Loss on investment in associate (Note 8)		-		(37,021)		(95,892)	(101,837)
Impairment of marketable securities (Note 6)		-		(162,777)		(162,000)	(285,443)
Impairment of investment in associate (Note 8)		-		-		(470,700)	-
Gain on transfer of spin-out assets (Note 2)		2,887,406		-		2,887,406	-
(Loss) gain on fair-value of contingent share receivable (Note 9)		-		(16,500)		(22,500)	45,000
Foreign exchange gain (loss)		27,551		10,306		65,609	(37,880)
Net income (loss) for the period		1,760,048		(1,115,388)		(1,044,377)	(2,855,368)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Net change in fair value of available-for-sale
financial assets, net of tax of nil		-		(226,328)		(170,640)	347,049
Other comprehensive income (loss) for the period		-		(226,328)		(170,640)	347,049

Total comprehensive income (loss) for the period		1,760,048		(1,341,716)		(1,215,017)	(2,508,319)

Basic and diluted net income (loss) per share (Note 14)		0.02		(0.01)		(0.02)	(0.04)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of cash flows
(Unaudited - Expressed in Canadian dollars)
			Three months ended				Nine months ended
			September 30,				September 30,
	2015		2014		2015		2014
	$		$		$		$
Operating activities
Net income (loss) for the period		1,760,048		(1,115,388)		(1,044,377)	(2,855,368)
Items not affecting cash
Loss on investment in associate		-		37,021		95,892	101,837
Depreciation		23,571		61,774		120,347	183,866
Loss (gain) on fair value of contingent shares receivable		-		16,500		22,500	(45,000)
Impairment of marketable securities		-		162,777		162,000	285,443
Impairment of investment in associate		-		-		470,700	-
Impairment of exploration and evaluation assets		19,111		61,981		108,174	103,097
Gain on transfer of spin-out assets		(2,887,406)		-		(2,887,406)	-
Contribution from spin out assets		(205,449)		-		(205,449)	-
Share-based payments		289,000		193,500		731,500	505,800
Changes in non-cash working capital components
Accounts receivable and prepaid expenses		(70,833)		15,704		(95,459)	36,067
Trade and other payable		(43,816)		125,130		56,008	(422,058)
Net cash used in operating activities		(1,115,774)		(441,001)		(2,465,570)	(2,106,316)
Investing activities
Exploration and evaluation assets deposit		-		-		(687)	138,929
Purchases of property, plant and equipment		(2,093)		(9,298)		(2,093)	(22,940)
Mineral properties - costs		(794,343)		(2,620,144)		(3,286,414)	(5,188,826)
Net cash used in investing activities		(796,436)		(2,629,442)		(3,289,194)	(5,072,837)
Financing activities
Cash paid to Almadex pursuant to the plan of arrangement		(3,000,000)		-		(3,000,000)	-
Issuance of shares, net of share issue costs		-		5,759,250		5,165,576	5,880,750
Net cash from financing activities		(3,000,000)		5,759,250		2,165,576	5,880,750

Net cash outflow		(4,912,210)		2,688,807		(3,589,188)	(1,298,403)
Cash and cash equivalents, beginning of period		9,495,620		8,007,563		8,172,598	11,994,773
Cash and cash equivalents, end of period		4,583,410		10,696,370		4,583,410	10,696,370
Supplemental cash and cash equivalents information - Note 15

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Condensed consolidated interim statements of changes in equity
(Unaudited - Expressed in Canadian dollars)

	Share capital			Reserves
				Equity settled			Available-for-
	Number of			employee			sale financial	Total
	shares	Amount		benefits	Warrants		assets	reserves	Deficit		Total
		$			$			$	$		$

Balance, January 1, 2014	64,578,321		81,151,042	9,874,023		284,621	51,524	10,210,168		(43,470,435)		47,890,775
Shares issued for cash on exercise of stock options	150,000		121,500	-		-	-	-		-		121,500
Fair value of share options transferred to share capital on exercise of options	-		67,500	(67,500)		-	-	(67,500)		-		-
Share-based payments	-		-	505,800		-	-	505,800		-		505,800
Private placements and other	4,000,000		5,743,889	-		-	-	-		-		5,743,889
Finder's warrant issued pursuant to private placement	-		-	-		15,361	-	15,361		-		15,361
Total comprehensive loss for the period	-		-	-		-	347,049	347,049		(2,855,368)		(2,508,319)
Balance, September 30, 2014	68,728,321		87,083,931	10,312,323		299,982	398,573	11,010,878		(46,325,803)		51,769,006
Share-based payments	-		-	60,000		-	-	60,000		-		60,000
Total comprehensive loss for the period	-		-	-		-	(65,121)	(65,121)		(12,127,299)		(12,192,420)
Balance, December 31, 2014	68,728,321		87,083,931	10,372,323		299,982	333,452	11,005,757		(58,453,102)		39,636,586
Share-based payments	-		-	731,500		-	-	731,500		-		731,500
Private placements and other	4,420,000		5,152,235	-		-	-	-		-		5,152,235
Transfer of net assets to Almadex Minerals Limited pursuant to the plan of arrangement	-		(11,809,295)	-		-	-	-		-		(11,809,295)
Finder's warrant issued pursuant to private placement	-		-	-		13,341	-	13,341		-		13,341
Total comprehensive income for the period	-		-	-		-	(170,640)	(170,640)		(1,044,377)		(1,215,017)
Balance, September 30, 2015	73,148,321		80,426,871	11,103,823		313,323	162,812	11,579,958		(59,497,479)		32,509,350

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

1.                  Nature of operations

Almaden Minerals Ltd. (the "Company" or "Almaden") was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002.  The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada, United States and Mexico.  The address of the Company's registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing new mineral projects and has not yet determined whether these projects are economically recoverable mineral reserves.  The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.                  Plan of arrangement

On July 31, 2015, the spin-out of Almadex Minerals Limited ("Almadex").became effective as all conditions to the statutory plan of arrangement (the "Plan of Arrangement") was satisfied or waived.

Pursuant to the Plan of Arrangement, Almaden's shareholders exchanged their existing common shares of Almaden and receive one "new" Almaden common share and 0.6 common shares of Almadex.

The carrying value of the net assets transferred to Almadex, pursuant to the Plan of Arrangement consisted of the following assets and liabilities:

Assets:
Accounts receivable and prepaid expenses	$148,360
Marketable securities	520,484
Inventory	274,768
Investment in associate	2,108,408
Reclamation deposit	39,235
Contingent share receivable	47,100
Property, plant and equipment	622,971
Exploration and evaluation assets	2,178,815
Total assets	5,940,141
Liabilities:
Trade and other payables	(49,748)
Carrying value of net assets	5,890,393
Fair value of net assets distributed	8,777,799
Gain on transfer of spin-out assets	$2,887,406

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the distribution of net assets to Almaden shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the statement of comprehensive income.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

2.                  Plan of arrangement (Continued)

The fair value of the net assets distributed was based on the share price of Almadex on August 14, 2015, its first day of trading, of $0.20 multiplied by the total number of the 43,888,992 shares issued.

3.                  Basis of presentation

(a)            Statement of Compliance with International Financial Reporting Standards

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance and compliance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IFRS").

(b)            Basis of preparation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries. This interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2014. However, this interim financial report provides selected significant disclosures that are required in the annual audited consolidated financial statements under IFRS.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2014, with the exception of the following new accounting standards and amendments which the Company adopted and are effective for the Company's interim and annual consolidated financial statements commencing January 1, 2015.

The following are the accounting standards issued but not yet effective, as of January 1, 2015.

Effective for annual periods beginning on or after January 1, 2018:

(i)	New standard IFRS 15 Revenue from Contracts with Customers - IFRS 15 provides guidance on how and when revenue from contracts with customers is to be recognized, along with new disclosure requirements in order to provide financial statement users with more informative and relevant information.

(ii)	New standard IFRS 9 Financial Instruments - Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement. The mandatory effective date has been removed from the standard and will only be replaced when all sections of the standard have been completed.

The Company has not early adopted these new and amended standards and is currently assessing the impact that these standards will have on the condensed consolidated interim financial statements.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

4.                   Significant accounting policies
These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company's most recent annual financial statements for the year ended December 31, 2014.
These condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2014.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included.  Operating results for the three and nine month period ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015.

5.                    Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	September 30,	December 31,
	2015	2014
Accounts receivable	$182,647	$342,270
Allowance for doubtful accounts	-	(79,485)
Prepaid expenses	135,774	151,095
	$318,421	$413,880

6.                   Marketable securities

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Marketable securities are designated as available for sale and valued at fair value.  Unrealized gains and losses due to year end revaluation to fair value, other than those determined to be other than significant or prolonged losses are recorded as other comprehensive income or loss.  During the three and nine months ended September 30, 2015, the Company determined that $Nil and $162,000 (three and nine months ended September 30, 2014 - $162,777 and $285,443 respectively) of unrealized loss recorded in available-for-sale financial assets was a result of significant or prolonged losses. These assets were transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

7.                   Inventory

Inventory consists of 1,597 ounces of gold which is valued at the lower of average cost of mining and estimated net realizable value.  The market value of the gold at September 30, 2015 is $Nil (December 31, 2014 - $2,200,086). This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

8.            Investment in associate

Gold Mountain Mining Corporation

On July 26, 2011, the Company closed an Asset Sale Agreement under which Gold Mountain Mining Corporation ("Gold Mountain") acquired 100% of the Elk gold deposit in Merritt, British Columbia and Almaden retains a 2% NSR ("Net Smelter Return") royalty in the project.  Under the terms of the agreement, Almaden received 35 million common shares of Gold Mountain and recorded a gain on sale in the amount of $4,122,166 and management's best estimate of the fair value of the contingently issuable shares of $144,000.  Concurrent with the transaction, Almaden sold 8.25 million common shares of Gold Mountain to third parties at $0.355 per share for gross proceeds of $2,928,750 resulting in no gain or loss on sale and now holds 26.75 million common shares of Gold Mountain representing a 38.8% interest.  Upon completion of the transaction, Duane Poliquin (Chairman and Director of Almaden) and Morgan Poliquin (CEO and Director of Almaden) became directors of Gold Mountain.

Almaden is accounting for this investment using the equity method as the Company has determined that significant influence exists. Almaden has recorded its equity share of Gold Mountain's loss during the three and nine months ended September 30, 2015 in the amount of $Nil and $95,892, respectively (three and nine months ended September 30, 2014 – loss of $37,021 and $101,837 respectively). The fair value of the investment at September 30, 2015 is $Nil (December 31, 2014 - $2,675,000) as this asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

9.	Contingent shares receivable

(a)            Gold Mountain Mining Corporation

As part of the Asset Sale Agreement with Gold Mountain, Almaden received an additional 2 million common shares held in escrow subject to the following conditions:

i.	1,000,000 common shares upon the establishment of one million ounces of measured or indicated reserves of gold on the property; and
ii.	1,000,000 common shares upon the establishment of an additional one million ounces of measured and indicated reserves of gold on the property.
Any bonus shares not released from escrow within five years will be cancelled.  The Company has recorded a contingent share receivable of $Nil (December 31, 2014 - $15,000) based on management's best estimate of the fair value of the common shares as at September 30, 2015 and a loss on fair value adjustment during the three months ended September 30, 2015 of $Nil and a loss on fair value adjustment during the nine months ended September 30, 2015 of $22,500 (three and nine months ended September 30, 2014 – gain of $3,000 and gain of $6,000 respectively) in the statements of comprehensive income. This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(b)            Goldgroup Mining Inc.

On October 14, 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property to Goldgroup Mining Inc. ("Goldgroup").  The Company retains in its Mexican subsidiary an undivided 1.5% NSR in Caballo Blanco.  In consideration, Goldgroup paid to Almaden cash consideration of US$2.5 million and issued 7 million of its common shares.  An additional 7 million common shares will be issued to Almaden under the following conditions:

i.	1,000,000 common shares upon commencement of commercial production on the Caballo Blanco project,
ii.	2,000,000 common shares upon measured and indicated resources including cumulative production reaching 2,000,000 ounces of gold,
iii.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 5,000,000 ounces of gold, and
iv.	2,000,000 common shares upon measured, indicated and inferred resources including cumulative production reaching 10,000,000 ounces of gold.
On December 24, 2014, Goldgroup sold Caballo Blanco to Timmins Gold Corp ("Timmins").  If Timmins achieves the above conditions, management believes that the bonus common shares will continue to be payable from Goldgroup.
The Company has recorded a contingent share receivable of $Nil (December 31, 2014 – $54,600) based on management's best estimate of the fair value of the common shares as at September 30, 2015 and a loss on fair value adjustment in the statements of comprehensive income during the period ended September 30, 2015 of $Nil (three and nine months ended September 30, 2014 – loss of $19,500 and gain of $39,000 respectively).  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

10.	Property, plant and equipment

	Automotive equipment	Furniture and fixtures	Computer hardware	Computer software	Geological library	Field equipment	Leasehold improvements	Drill equipment	Total
	$	$	$	$	$	$	$	$	$
Cost
December 31, 2014	541,260	139,195	343,129	215,325	65,106	461,498	27,181	1,534,988	3,327,682
Additions	-	906	1,187	-	-	-	-	-	2,093
September 30, 2015	541,260	140,101	344,316	215,325	65,106	461,498	27,181	1,534,988	3,329,775

Accumulated depreciation
December 31, 2014	455,039	130,092	302,583	167,320	60,202	339,880	27,181	965,014	2,447,311
Depreciation	15,579	1,411	9,212	10,801	728	16,120	-	66,497	120,348
September 30, 2015	470,618	131,503	311,795	178,121	60,930	356,000	27,181	1,031,511	2,567,659

Carrying amounts
December 31, 2014	86,221	9,103	40,546	48,005	4,904	121,618	-	569,974	880,371
September 30, 2015	70,642	8,598	32,521	37,204	4,176	105,498	-	503,477	762,116
Less amounts
Transferred to Almadex as per plan of arrangement (Note 2)	(63,049)	-	-	-	(200)	(56,245)	-	(503,477)	(622,971)
September 30, 2015	7,593	8,598	32,521	37,204	3,976	49,253	-	-	139,145

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

11.	Exploration and evaluation assets

	Tuligtic	El Cobre	Other Properties	Total
Exploration and evaluation assets	$	$	$	$
Acquisition costs: Opening balance - (December 31, 2014)	2,370,679	47,261	13,046	2,430,986
Additions	708,167	-	119	708,286
Closing balance - (September 30, 2015)	3,078,846	47,261	13,165	3,139,272
Deferred exploration costs:
Opening balance - (December 31, 2014)	24,287,724	1,456,727	469,321	26,213,772
Costs incurred during the period
Drilling and related costs	226,834	29,121	6,145	262,100
Professional/technical fees	163,407	13,111	17,352	193,870
Claim maintenance/lease costs	206,441	78,316	109,868	394,625
Geochemical, metallurgy	493,011	19,882	-	512,893
Technical studies	433,827	4,016	-	437,843
Travel and accommodation	232,471	-	-	232,471
Geology, exploration	387,037	5,418	170	392,625
Supplies and misc.	16,476	-	-	16,476
Reclamation, environmental	51,345	-	-	51,345
Value-added tax	123,574	-	20,066	143,640
Contribution from spin-out assets (1)	205,449	-	-	205,449
Recoveries	-	-	(2,950)	(2,950)
Impairment of deferred exploration costs	-	-	(108,174)	(108,174)
Total deferred exploration costs during the period	2,539,872	149,864	42,477	2,732,213
Closing balance - (September 30, 2015)	26,827,596	1,606,591	511,798	28,945,985
Total exploration and evaluation assets at September 30, 2015	29,906,442	1,653,852	524,963	32,085,257
Less amounts transferred to Almadex Minerals Limited as per Plan of Arrangement July 31, 2015 (Note 2)	-	(1,653,852)	(524,963)	(2,178,815)
Total exploration and evaluation assets	29,906,442	-	-	29,906,442

(1) Contribution from spin-out assets relates to the use of drill equipment rental contributed by an affiliated spin-out entity.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

11.               Exploration and evaluation assets (Continued)

The following is a description of the Company's most significant property interest and related spending commitments:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

(b)            El Cobre

During 2011, the Company completed the sale of its 30% interest in the Caballo Blanco property located in Veracruz, Mexico to Goldgroup.  As part of the sale, Goldgroup transferred to Almaden its 40% interest in the El Cobre property. The Company owns a 100% interest in the El Cobre property.
This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(c)            Other

(i)              Nicoamen River
The Company staked and acquired a 100% interest in the Nicoamen River property located in the southern interior region of British Columbia, Canada.  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(ii)              Skoonka Creek
The Company has a 34.14% interest in the Skoonka Creek gold property located northeast of Lytton, British Columbia, Canada.  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(iii)              Merit
The Company acquired by staking a 100% interest in the Merit property.  During 2010, the Company entered into an Option Agreement with Sunburst Explorations Inc. ("Sunburst") to earn a 60% interest subject to certain terms and conditions.  Sunburst terminated the Option Agreement in 2013.  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(iv)              San Carlos
The Company purchased a 100% interest in the San Carlos project.  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

11.               Exploration and evaluation assets (Continued)

(c)            Other (continued)

(v)	Caldera
The Company acquired a 100% interest in the Caldera property by staking.  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(vi)	ATW
The Company has a net 66.2% interest in this diamond property in the Northwest Territories, Canada through its ownership of shares in ATW Resources Ltd. which holds the mineral claim.  Given no further expenditures were planned, the Company recorded a write-down in 2014 of $1,493,764 to a carrying value of $1.  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(vii)	Willow
In 2007, the Company acquired a 100% interest in the Willow property in Nevada, U.S.A. by staking. Given that no further expenditures are planned, the Company recorded a write-down in 2014 of $874,897 to a carrying value of $1.  This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(viii)	Other write-downs of interest in exploration and evaluation assets
The Company wrote down its interest in other exploration and evaluation assets in aggregate by $19,111 and $108,174 during the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014 - $29,312 and $50,513, respectively). These assets were transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

12.	Share capital and reserves

(a)	Authorized share capital

At September 30, 2015, the authorized share capital comprised an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

Pursuant to the Plan of Arrangement, Almaden's shareholders exchanged their existing common shares of Almaden and receive one "new" Almaden common share and 0.6 common shares of Almadex.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

12.	Share capital and reserves (Continued)

On February 11, 2015, the Company closed a non-brokered private placement by the issuance of 4,420,000 units at a price of $1.25 per unit for gross proceeds to the company of $5,525,000.  Each unit consists of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until February 11, 2016.  A finder's fee of $212,626 in cash and finder's warrants to purchase up to 49,410 common shares at a price of $1.28 per common share until February 11, 2016 was paid on a portion of the placement. The fair value of the finder's warrants of $13,341 was estimated using the Black-Scholes option pricing model with the following assumptions: Risk-free interest rate – 0.56%; Expected life – 1 year; Expected volatility – 40.83%; and Expected dividend yield – 0%. In connection with the private placement, the company also incurred $146,797 share issue costs.  The proceeds of the private placement were allocated to share capital and Nil value to the warrants under the residual value method.

(b)	Warrants

The continuity of warrants for the nine months ended September 30, 2015 is as follows:

Expiry date	Exercise Price		December 31, 2014	Granted	Exercised	Expired/ cancelled	September 30, 2015
August 1, 2015		$1.80	48,000	-	-	48,000	-
August 1, 2015		$2.00	2,000,000	-	-	2,000,000	-
July 17, 2016	$	* 1.58	4,376,000	-	-	-	4,376,000
July 17, 2016	$	* 1.32	186,000	-	-	-	186,000
February 11, 2016	$	* 1.76	-	2,210,000	-	-	2,210,000
February 11, 2016	$	* 1.12	-	49,410	-	-	49,410
			6,610,000	2,259,410	-	2,048,000	6,821,410
Weighted average
exercise price			$1.65	$1.75	-	$1.79	$1.63

*	On August 14, 2015, the Company adjusted the exercised price on outstanding warrants proportionately to reflect the value transferred to Almadex.

(c)     Share purchase option compensation plan

The Company's stock option plan permits the issuance of options up to a maximum of 10% of the Company's issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At September 30, 2015, the Company had reserved 234,832 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  All options granted during the nine months ended September 30, 2015 vested on the date granted.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

12.	Share capital and reserves (Continued)

(c)     Share purchase option compensation plan

The continuity of stock options for the nine months ended September 30, 2015 is as follows:

Expiry date	Exercise price		December 31, 2014	Granted	Exercised	Expired/ cancelled	September 30, 2015
January 4, 2015		$1.14	970,000	-	-	(970,000)	-
February 22, 2015		$2.26	20,000	-	-	(20,000)	-
April 25, 2015		$1.67	25,000	-	-	(25,000)	-
June 21, 2015		$1.00	140,000	-	-	(140,000)	-
July 16, 2015		$0.92	200,000	-	-	(200,000)	-
August 27, 2015		$2.22	205,000	-	-	(205,000)	-
September 20, 2015		$2.34	100,000	-	-	(100,000)	-
November 22, 2015	$	* 2.40	75,000	-	-	-	75,000
May 6, 2016	$	* 1.33	65,000	-	-	-	65,000
June 8, 2016	$	* 2.89	2,270,000	-	-	(125,000)	2,145,000
July 14, 2016	$	* 1.37	150,000	-	-	(20,000)	130,000
August 15, 2016	$	* 2.57	150,000	-	-	-	150,000
October 10, 2016	$	* 1.23	150,000	-	-	-	150,000
January 6, 2017	$	* 0.98	-	1,180,000	-	-	1,180,000
May 4, 2017	$	* 1.91	225,000	-	-	(25,000)	200,000
June 8, 2017	$	* 1.98	75,000	-	-	-	75,000
August 26, 2017	$	* .0.74	-	1,445,000	-	-	1,445,000
September 11, 2017	$	* 2.31	500,000	-	-	-	500,000
November 22, 2017	$	* 2.22	100,000	-	-	-	100,000
April 4, 2018	$	* 1.74	90,000	-	-	-	90,000
June 18, 2018	$	* 1.46	250,000	-	-	-	250,000
January 2, 2019	$	* 1.04	375,000	-	-	-	375,000
July 2, 2019	$	* 1.32	150,000	-	-	-	150,000
Options outstanding and exercisable			6,285,000	2,625,000	-	(1,830,000)	7,080,000
Weighted average
exercise price			$2.29	$0.85	-	$1.44	$1.76

* On August 14, 2015, the Company adjusted the exercised price on outstanding stock options proportionately to reflect the value transferred to Almadex.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

12.	Share capital and reserves (Continued)

(c)     Share purchase option compensation plan (continued)

The weighted average fair value of options granted during the nine months ended September 30, 2015, calculated using the Black-Scholes model at grant date, are as follows:

                                                                                         Weighted average assumptions used
Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,180,000	January 6, 2015	$0.98	0.56%	2	52.37%	$Nil
1,445,000	August 26, 2015	$0.74	0.53%	2	58.76%	$Nil

13.     Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development (Effective September 22, 2014).  The aggregate compensation paid or payable to key management for services is as follows:

	Three months ended September 30,				Nine months ended September 30,
	2015		2014		2015		2014

Salaries, fees and benefits	$216,205	(i)	$176,875	(i)	$648,615	(i)	$521,875	(i)
Share-based compensation	142,000	(ii)	124,500	(iii)	402,625	(ii)	409,500	(iii)
Directors' fees	-		-		48,000		48,000
	$358,205		$301,375		$1,099,240		$979,375

(i)	Hawk Mountain Resources Ltd. ("Hawk Mountain"), a private company of which the Chairman of the Company is a shareholder, invoiced $60,000 and $180,000, respectively during the three and nine months ending September 30, 2015 (three and nine months ended September 30, 2014 - $60,000 and $180,000, respectively) for geological services provided to the Company and is recorded in general exploration expenses. The Company owes $36,000 and $81,000 respectively during the three and nine months ended September 30, 2015 to Hawk Mountain (three and nine months ended September 30, 2014 $Nil).

(ii)	Comprised of 695,000 options granted pursuant to the Company's stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.375) calculated using the Black-Scholes model at the January 6, 2015 grant date. The value of 710,000 option-based awards is based on the awards ($0.20) calculated using the Black-Scholes model at the August 26, 2015 grant date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

13.          Related party transactions and balances (Continued)

(iii)	Comprised of 375,000 options granted pursuant to the Company's stock option plan during the period, all of which vested on the grant date. The value of the option-based awards is based on the fair value of the awards ($0.76) calculated using the Black-Scholes model at the January 2, 2014 grant date. The value of 150,000 option-based awards is based on the awards ($0.83) calculated using the Black-Scholes model at the July 2, 2014 grant date.

(b)	Other related party transactions

i)  ATW Resources Ltd. ("ATW")

Almaden previously owned a 50% interest in this company which holds title in trust for a mineral property.  The asset was transferred to Almadex Mineral Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

ii)  Other

a)	During the three and nine months ended September 30, 2015, the Company employed a person related to the Chairman and President & CEO for a salary of $8,645 and $29,775 respectively less statutory deductions (three and nine months ended September 30, 2014 - $8,450 and $25,350, respectively) for marketing and administrative services provided to the Company.

b)	During the three and nine months ended September 30, 2015, the Company paid a company controlled by a Director of the Company $200 and $1,200 respectively (three and nine months ended September 30, 2014 - $Nil and $Nil, respectively) for accounting services provided to the Company.

c)	During the three and nine months ended September 30, 2015, the Company received $68,085 and $68,085 respectively in administrative service fees (three and nine months ended September 30, 2014 - $Nil and $Nil respectively) from Almadex Minerals Limited.

14.                          Net income (loss) per share

Basic and diluted net income per share

The calculation of basic net income per share for the three months ended September 30, 2015 was based on the income attributable to common shareholders of $1,760,048 (September 30, 2014 - loss of $1,115,388) and a weighted average number of common shares outstanding of 72,484,511 (September 30, 2014 – 67,380,495).

The calculation of basic net loss per share for the nine months ended September 30, 2015 was based on the loss attributable to common shareholders of $1,044,377 (September 30, 2014 – loss of $2,855,368) and a weighted average number of common shares outstanding of 72,484,511 (September 30, 2014 – 65,523,193).

The calculation of diluted net income per share for the three and nine month periods ended September 30, 2015 and 2014 did not include the effect of stock options and warrants as they are anti-dilutive.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

15.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

(a)	Supplemental information regarding the split between cash and cash equivalents is as follows:

	September 30, 2015	December 31, 2014

Cash	$1,383,360	$1,372,548
Term Deposits	3,200,050	6,800,050
	$4,583,410	$8,172,598

16.               Commitments

The Company has entered into an operating lease for office premises through January 2016.  On May 12, 2015, the Company entered into a sublease agreement for office premises effective February 1, 2016 through August 30, 2017.  On January 29, 2013, the Company entered into contracts with its Chairman and President for an annual remuneration of $240,000 and $265,000 respectively effective January 1, 2013, for two years, renewable for two additional successive terms of 24 months.

As at September 30, 2015, the remaining payments for the executive contract and the operating lease are due as follows:

	2015	2016	2017	2018	2019	Total

Office lease	$37,200	$12,400	$-	$-	$-	$49,600
Office lease (new)	-	115,400	83,900	-	-	199,300
Executive contracts	126,250	505,000	505,000	505,000	-	1,641,250
	$163,450	$632,800	$588,900	$505,000	$-	$1,890,150

17.               Financial instruments

The fair values of the Company's cash and cash equivalent, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company's financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)            Currency risk
The Company's property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company's financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars
17.               Financial instruments (Continued)

(a)	Currency risk (continued)

As at September 30, 2015, the Company is exposed to foreign exchange risk through the following assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$561,935	$108,862
Accounts receivable and prepaid expenses	-	38,903
Total assets	$561,935	$147,765

Trade and other payables	$99,143	$-
Total liabilities	$99,143	$-

Net assets	$462,792	$147,165

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company's net income by $ 46,000

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company's net income by $15,000

(b)            Credit risk

The Company's cash and cash equivalents are held in large Canadian financial institutions.  These investments mature at various dates during the twelve months following the statement of financial position date.  The Company's excise tax consists primarily of sales tax due from the federal government of Canada. The Company is exposed to credit risks through its accounts receivable.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2015, the Company's maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)            Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

17.               Financial instruments (Continued)

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

A 1% change in the interest rate would change the Company's net income by $94,000.

(e)            Commodity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals.  The Company has not hedged any of its potential future gold sales.  The Company monitors gold prices to determine the appropriate course of action to be taken by the Company.

A 1% change in the price of gold would affect the fair value of the Company's gold inventory by $23,250. This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

(f)	Classification of Financial instruments

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$-	$-	$-

This asset was transferred to Almadex Minerals Limited as detailed in the Plan of Arrangement on July 31, 2015 (Note 2).

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

18.               Management of capital

The Company considers its capital to consist of common shares, stock options and warrants.  The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends.  The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future.

19.               Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company has exploration and evaluation assets and property, plant and equipment in the following geographic locations:

	September 30,	December 31,
	2015	2014

Canada	$-	$1,086,763
United States	-	4
Mexico	29,908,154	28,438,362
	$29,908,154	$29,525,129

The Company's incomes were all earned in Canada primarily from interest income on corporate cash reserves, investment income and administrative service fees charged to Almadex Minerals Limited.

Almaden Minerals Ltd.
Notes to the condensed consolidated interim financial statements
For the three and nine months ended September 30, 2015
Presented in Canadian dollars

20.               General and administrative expenses

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Professional fees	$373,909	$182,261	$760,976	$367,747
Salaries and benefits	181,364	132,067	557,144	399,390
Travel and promotion	94,121	70,524	249,054	274,100
Depreciation	23,571	61,774	120,347	183,866
Office and license	55,068	34,420	128,755	118,809
Rent	44,356	44,874	133,359	133,606
Stock exchange fees	3,275	10,301	107,106	88,127
Insurance	16,516	23,034	51,091	62,858
Transfer agent fees	(438)	10,386	26,496	20,665
Directors' fees	-	-	48,000	48,000
	$791,742	$569,641	$2,182,328	$1,697,158

21.               Subsequent events

On October 19, 2015, the Company entered into a Mill Purchase Option Agreement to acquire the Rock Creek mill.  Pursuant to the agreement, Almaden has the exclusive right and option to purchase the mill for a total of US$6,500,000, subject to adjustment in certain circumstances (the "Option"). Almaden has also agreed to issue 407,997 of its common shares upon receipt of regulatory approval to the share issuance.  In order to exercise the Option, Almaden must make option payments according to the following schedule:

On execution of agreement:	US$250,000 (Paid October 21, 2015)
On or before December 31, 2015:	US$250,000
On or before March 31, 2016:	US$250,000
On or before June 15, 2017:	US$2,000,000
On or before June 15, 2018:	US$3,750,000